1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 20, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Announcement on 2019/03/20 : The Company announced the impacts of the initial application of IFRS 16

EXHIBIT 99.01

The Company announced the impacts of the initial application of IFRS 16

Date of events: 2019/3/19

Contents:

1.Date of occurrence of the event: 2019/3/19

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or "subsidiaries"): Head Office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The Company announced the impacts of the initial application of IFRS 16 on January 1, 2019.

6.Countermeasures: In compliance with the classification, recognition and measurement under IFRS 16, right-of-use assets increased by NT$ 12.16 billion, other assets decreased by NT$ 1.94 billion, lease liabilities increased by NT$ 10.34 billion, other liabilities decreased by NT$ 0.05 billion and total equity decreased by NT$ 0.07 billion on the Company’s consolidated financial statements.

7.Any other matters that need to be specified: None.

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